Item 1.

(a)     Ciena Corp

(b)     1201 Winterson Road
	Linthicum, MD 21090-2205
	United States

Item 2.

(a) Platinum Investment Management Limited

(b) Level 8, 7 Macquarie Place
    Sydney NSW 2000
    Australia
(c) Australia
(d) Common Stock
(e) 171779309

Item 3.
N/A

Item 4.

(a) 4,923,000
(b) 5.1%
(c) (i) 4,051,000
(ii) 0
(iii) 4,923,000
(iv) 0

Item 5
No

Item 6
No

Item 7
N/A

Item 8
N/A

Item 9
N/A


Item 10
(a) N/A
(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.